UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission file number 001-08226

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Grey Wolf, Inc.
10370 Richmond Ave., Suite 600
Houston, Texas 77042-4136

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered
Public Accounting Firm)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Report of Independent Registered
Public Accounting Firm

The Administrative Committee
Grey Wolf Drilling Company L.P. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Houston, Texas
June 25, 2004

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$19,688,212	18,037,522
Cash, non-interest bearing	37,312	—
Participant contributions receivable, net of forfeitures	—	70,294
Company contributions receivable	—	40,745
Income receivable	—	1,123
Loan repayments receivable	—	16,885

Total assets	19,725,524	18,166,569

Liabilities:
Corrective distributions payable	94,823	—
Pending trades payable	17,571	29,813

Total liabilities	112,394	29,813

Net assets available for plan benefits	$19,613,130	18,136,756

     See accompanying notes to financial statements.

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Contributions:
Participant	$1,902,631	2,110,212
Company, net of forfeitures	815,245	1,184,573
Rollover	82,167	4,371

Total contributions	2,800,043	3,299,156

Investment income (loss):
Net appreciation (depreciation) in fair value of common stock	(109,348)	409,238
Net appreciation (depreciation) in fair value of mutual funds	939,955	(920,924)
Net appreciation in fair value of collective trust funds	590,614	346,073
Interest and dividends	168,594	170,096

Total investment income	1,589,815	4,483

Benefits paid to participants	(2,818,661)	(3,293,169)
Corrective distributions	(94,823)	—
Plan expenses	—	(3,850)

Net increase in net assets available for plan benefits	1,476,374	6,620
Net assets available for plan benefits:
Beginning of year	18,136,756	18,130,136

End of year	$19,613,130	18,136,756

     See accompanying notes to financial statements.

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	The Plan

The following brief description of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of Grey Wolf, Inc. (the Company or the Sponsor) who have one year of service and are age 18 or older except employees covered by a collective bargaining agreement and employees who are nonresident aliens with no United States source income. Effective April 1, 2002, the Company adopted the American Express Volume Submitted Plan #VS322434. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Administration and Investments

The Plan is administered by the Company and advised by a committee (the Administrative Committee). Effective April 1, 2002, American Express Trust Company replaced PW Trust Company as trustee of the Plan. In conjunction with the change in trustees, the nine mutual funds and collective trust fund held by PW Trust Company were liquidated and mapped by American Express Trust Company into six new mutual funds and two collective trust funds. Grey Wolf, Inc. common stock and participant loans were transferred from PW Trust Company to American Express Trust Company in-kind. Subsequent to the transfer, in addition to the eight mapped funds and Grey Wolf, Inc. common stock, participants can direct their accounts into three additional collective trust funds and three additional mutual funds. Only 25% of the participant’s total contributions and Company matching contributions may be directed into Grey Wolf, Inc. common stock. Participants cannot transfer any portion of their account into Grey Wolf, Inc. common stock. Amounts may be transferred out of Grey Wolf, Inc. common stock; however, once amounts are transferred out they cannot be transferred back.

(c)	Contributions

The Plan provides for participant pre-tax contributions from 1% to 80% of covered compensation, subject to Internal Revenue Service (IRS) limitations and after-tax contributions from 10% to 15%. The total of pre-tax and after-tax contributions may not exceed 95%. Participants age 50 or older during the plan year may also elect to make a “catch-up” contribution, subject to certain IRS limits ($2,000 in 2003 and $1,000 in 2002). Effective January 1, 2003, the Plan was modified to reflect that matching contributions are discretionary. For both 2003 and 2002 the Company matches 100% of each participant’s contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation. “Catch-up” contributions are not eligible for company matching contribution. Participants may also elect to rollover distributions from a former employer’s qualified retirement plan or individual retirement account.

(d)	Participant Accounts

Under the Plan, each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of investment income (loss), net of

(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

administrative expenses. Investment income (loss) allocations are based on the participant’s weighted average account balance during the period. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Participant Loans Receivable and Inservice Withdrawals

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by, if any, the highest outstanding loan balance within the previous 12-month period or 50% of the participant’s vested account balance. Loans are secured by the balance in the participant account and bear interest at the prime rate at the end of the quarter plus 1%. Furthermore, loan repayments of amortized principal and interest must be made in level payments, not less frequently than quarterly and over a period not to exceed five years from the date of the loan, unless used to acquire a principal residence.

The Plan provides for various in-service withdrawals, as defined.

(f)	Vesting

Participants are immediately vested in their contributions and the related earnings thereon. Vesting in the Company’s matching contributions for terminated employees is 0% for less than one year of service, graduating 20% per year to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary becomes 100% vested in the Company’s contribution.

(g)	Payment of Benefits

On termination of service due to death, disability, retirement, or termination participants or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in their account in a lump sum. If a participant’s account balance exceeds $5,000 at termination, the participant may elect to defer the distribution until age 70-1/2.

Participants will receive their distribution from their Grey Wolf Inc. common stock account in a lump-sum cash payment.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future Company contributions. During 2003 the Company utilized $311,648 of forfeitures to reduce Company contributions. No forfeitures were utilized by the Company in 2002. Forfeitures available to reduce future Company contributions were $31,307 and $299,001 at December 31, 2003 and 2002, respectively.

(2)	Significant Accounting Policies

(a)	Accounting Basis

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits payments are recorded when paid.

(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company at its discretion. Loan and withdrawal fees are paid by participants.

(d)	Valuation of Investments and Income Recognition

Investments in mutual funds and Grey Wolf, Inc. common stock are valued at fair value based on quoted market prices in an active market. Investments in the collective trust funds are valued at fair value based upon the quoted market values of the underlying assets where available. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis.

Interest is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.

(e)	Guaranteed Investment Accounts

Effective April 1, 2002, certain Plan assets were invested in the American Express Trust Income Fund II, which is a collective trust fund investing in guaranteed investment contracts (GICs). Prior to the transfer of trustees, certain Plan assets were invested in the PW Trust Stable Value Fund, which was also a collective trust fund investing primarily in GICs. The GICs are fully benefit-responsive and are recorded at contract value which approximates fair value. The effective yield of the American Express Income Fund II was 3.86% and 4.87% for the years ended December 31, 2003 and 2002, respectively.

(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The following table represents fair value of individual investments which exceed 5% of the Plan’s net assets at December 31:

2003:
	American Express Trust Income Fund II	$10,284,423
	PIMCO Total Return Fund	1,267,513
	AXP New Dimension Fund	1,421,408
	Artisan International Investors Fund	986,469
	Participant loans	1,232,560
2002:
	American Express Trust Income Fund II	10,169,352
	PIMCO Total Return Fund	1,223,217
	AXP New Dimension Fund	1,130,779
	Participant loans	962,575
	Grey Wolf, Inc. common stock	1,411,754

(4)	Risk and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term.

(5)	Grey Wolf, Inc. Common Stock

Effective April 1, 2002, the administrator or the designated investment manager is entitled to exercise voting rights attributed to the shares of Grey Wolf, Inc. common stock, and will notify the trustee prior to the time that such rights are to be exercised. Prior to April 1, 2002, each participant was entitled to exercise voting rights attributable to the shares of Grey Wolf, Inc. common stock allocated to his or her account and was notified by the trustee prior to the time that such rights are to be exercised. The Plan allows the Company the opportunity to sell treasury stock to the Plan. The purchase price paid by the Plan to the Company shall be the closing price on the date of purchase. No fees, commissions, or similar charges are paid by the Plan in conjunction with such purchases. During 2003 and 2002, the Plan purchased all shares of Grey Wolf, Inc. common stock in the open market.

(6)	Plan Termination

The Plan has been established to continue indefinitely. However, although it has not expressed any intent to do so, the Company has the right to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.

(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(7)	Partial Plan Termination

The Company determined that the Plan experienced a partial termination due to employee lay-offs in 2001. The Company determined which former participants were impacted by the partial termination event and granted full vesting of their participant accounts. Those participants’ forfeited amounts were reinstated and distributed during 2002.

(8)	Tax Status

On May 27, 2003, the Plan requested but has not received a determination letter from the IRS. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC).

(9)	Related-Party Transactions

The Plan engaged in investment transactions with funds managed by American Express Trust Company, the current trustee, and PW Trust Company, the prior trustee. The trustees are parties in interest with respect to the Plan. The Plan also holds shares of Grey Wolf, Inc. common stock, the Plan sponsor, and a party in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(10)	Nonexempt Transactions

Certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2002.

(11)	Subsequent Events

On April 6, 2004, Grey Wolf, Inc. announced its acquisition of New Patriot Drilling Corp. (Patriot). Patriot sponsors the Patriot Drilling, Inc. 401(k) Profit Sharing Plan (the Patriot Plan). The Company is considering administrative options with regard to the Patriot Plan.

Schedule 1

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue, borrower,		Current
lessor, or similar party	Description of investments	value
Interest-bearing cash (including money market accounts and certificates of deposit):
* American Express Trust	Money Market II Fund	$9,025

	Subtotal interest-bearing cash	9,025

Collective trust funds:
American Express Trust Company collective investment funds for Employee Benefit Trust:
* American Express Trust	487 units of American Express Trust Short-Term Horizon (25:75) Fund	9,338
* American Express Trust	3,309 units of American Express Trust Medium-Term Horizon (50:50) Fund	76,497
* American Express Trust	2,135 units of American Express Trust Long-Term Horizon (80:20) Fund	50,408
* American Express Trust	431,484 units of American Express Trust Income Fund II	10,284,423
* American Express Trust	61,812 units of American Express Trust MidCap Growth Fund II	967,668

	Subtotal collective trust funds	11,388,334

Mutual funds:
Pacific Investment Management Co	118,348 units of PIMCO Total Return Fund	1,267,513
* AXP New Dimensions	59,522 units of AXP New Dimensions Fund	1,421,408
* American Express Trust	10,661 units of AXP S&P 500 Index Fund	46,056
AllianceBernstein	240,498 units of Alliancebern Growth and Income Fund	815,290
ABN/AMRO Asset Management	22,785 units of ABN AMRO/Montag and Caldwell Growth Fund	496,501
Janus Adviser	911 units of Janus Adviser Worldwide Fund	24,064
Brown Capital Management	4,113 units of The Brown Capital Management Small Company Fund	122,308
Van Kampen Investments	118,211 units of Van Kampen Equity Income Fund	933,874
Artisan Funds, Inc.	52,166 units of Artisan International Investors Fund	986,469

	Subtotal mutual funds	6,113,483

Common stock:
* Grey Wolf, Inc.	252,622 shares of Grey Wolf, Inc. common stock	944,810

Participant Loans:
* Participant Loans	Loans receivable bearing interest at rates from 5.00% to 9.50%	1,232,560

	Total investments (held at end of year)	$19,688,212

* Indicates a party in interest.

     See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004	GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
	By:	/s/ Donald J. Guedry, Jr.
Donald J. Guedry, Jr.
Vice President and Treasurer for Grey Wolf, Inc. and Grey Wolf Drilling Company L.P. 401(k) Plan Administrative Committee Member

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm